VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) August 20, 2025.

CONTROL #

VOTE BY E-MAIL
Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE IN PERSON
If you would like to vote in person, please attend the Extraordinary General Meeting to be held at 10:30 A.M., Hong Kong Time, on August 22, 2025 (10:30 P.M., Eastern Time, on August 21, 2025) at our executive office at Units 714 & 715, Hong Kong Plaza, 188 Connaught Road West, Hong Kong.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders Proxy Card — Top Wealth Group Holding Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

	FOR	AGAINST	ABSTAIN
Proposal 1 By ordinary resolution, (i) to approve the increase of the authorized share capital of the Company from US$50,000 divided into 5,000,000 class A ordinary shares of par value US$0.009 each (the "Class A Ordinary Shares") and 555,556 class B ordinary shares of par value US$0.009 each (the "Class B Ordinary Shares") by the creation of additional 1,995,000,000 Class A Ordinary Shares and additional 199,444,444 Class B Ordinary Shares to US$19,800,000 divided into 2,000,000,000 Class A Ordinary Shares of US$0.009 each and 200,000,000 Class B Ordinary Shares of par value US$0.009 each (the "Increase of Authorised Share Capital"); and (ii) to authorize and instruct Ogier Global (Cayman) Limited, the registered office provider of the Company (the "RO Provider"), to update register of members of the Company to reflect the new authorized share capital of the Company forthwith and to attend any necessary filing of the new authorized share capital of the Company together with these ordinary resolutions (or any necessary extract thereof) with the Registrar of Companies in the Cayman Islands (the "Registrar").	☐	☐	☐
Proposal 2 Subject to and conditional upon the approval for the Increase of Authorized Share Capital above, by special resolution, (i) to approve and adopt the second amended and restated memorandum and articles of association of the Company (the "Amended M&A") as the memorandum and articles of association of the Company, in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety with immediate effect; and (ii) to authorize and instruct the RO Provider to arrange the necessary filing of the Amended M&A together with this special resolution (or any necessary extract thereof) with the Registrar.	☐	☐	☐
Proposal 3 By ordinary resolution, (i) to approve, confirm and accept in all respects the terms of, and the consummation of the transactions contemplated by the 2025 Second Equity Incentive Plan (the "Plan"); (ii) to adopt the Plan with effect from the date of this ordinary resolution; (iii) 20% of the number of Class A Ordinary Shares issued as of an effective date to be determined by the Board in its sole discretion until December 31, 2026 which may consist of authorized but unissued Class A Ordinary Shares, Class A Ordinary Shares purchased on the open market, or Class A Ordinary Share previously issued and outstanding and repurchased by the Company, be and are hereby reserved for issuance and/or re-issuance (as the case may be) (the "ESOP Shares"); and (iv) to authorize any director and/or officer of the Company to do all such other acts, deeds, matters and things as that director or officer may deem necessary or expedient in connection with the Plan and/or to consummate the transaction contemplated thereunder, and to carry out all of the Company's obligations thereunder or execute any other documents deemed necessary as appropriate by him to give effect to such resolutions and the transactions contemplated under the Plan (including, without limitation, the filings with the relevant authorities and the issuance of the ESOP Shares and the relevant share certificates in accordance with the Plan and the memorandum and articles of association of the Company then in effect).	☐	☐	☐

Date ____________________ **Signature** ______________________________ **Signature, if held jointly** ______________________________

Note: This proxy must be signed exactly as the name appears hereon. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TOP WEALTH GROUP HOLDING LIMITED
TO BE HELD
10:30 A.M. HONG KONG TIME AUGUST 22, 2025
(10:30 P.M. EASTERN TIME AUGUST 21, 2025)

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The Notice & Proxy Statement are available at:

https://ts.vstocktransfer.com/irhlogin/TOPWEALTH

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Kim Kwan Kings, WONG as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Top Wealth Group Holding Limited which the undersigned is entitled to vote at the Extraordinary General Meeting and any adjournments or postponements thereof, as designated below.

If no designation is made, the proxy, when properly executed, will be voted "FOR" all listed Proposals.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Top Wealth Group Holding Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings.

Email Address: ____ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)